

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2024

William M. Thalman
Executive Vice President and Chief Financial Officer
L.B. Foster Company
415 Holiday Drive, Suite 100
Pittsburgh, PA 15220

> **Re: L.B. Foster Company**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 000-10436**

Dear William M. Thalman:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services